Grupa Hotelowa

08002597

Warsaw, 2008-04-29.

SEC
Mail Processing
Section

MAY 14 2008

Washington, DC
101

**United States Securities
and Exchange Commission
Washington D.C. 20549
USA**

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0300 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

OSA/AH/ /2008

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report No. 7/2008.
Best regards

Ireneusz Węgłowski

Vice-President

PROCESSED
MAY 2 1 2008
THOMSON REUTERS

5/19

Current report no. 7/2008
April 18, 2008.

Subject: Decision concerning declaration of dividend payment

The Management Board of Orbis S.A. with its registered address in Warsaw, at 16 Bracka street, registered in the District Court for the Capital City of Warsaw XII Commercial Division, National Court Register [KRS] Register of Business Operators 0000022622, share capital of PLN 92,154,016 (paid-up in full), tax identification number NIP 526-025-04-69, hereby informs that it has decided to request approval of the General Meeting of Shareholders for the following:

1. Distribution of the profit for the year 2007 amounting to PLN 125 317 411.95 in the following manner:
    1) allocating the amount of PLN 18 430 803.20 for dividend in the proportion of PLN 0.40 per one share,
    2) allocating the amount of PLN 106 886 608.75 for the Company's retained earnings.
2. Dividend entitlement date is set for July 15, 2008.
3. Dividend payment date is set for August 1, 2008.

Justification

Wishing to strengthen investor trust in the Company and to continue the current dividend policy, given the good financial results of the Company, the Orbis S.A. Management Board proposes to pay out the dividend in the amount of PLN 0.40 per share.
Considering the tasks faced by Orbis S.A. as a result of the adopted strategy of developing the hotel properties and the consequential financial needs, we propose to retain the remaining earnings in the Company.

Grupa Hotelowa

Warsaw, 2008-04-30.

United States Securities and Exchange Commission Washington D.C. 20549 USA

SEC
Mail Processing
Section

MAY 14 2008

Washington, DC
101

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

OSA/AH/ /2008

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report No.8/2008.
Best regards

Ireneusz Węgłowski

Vice-President

Current report no. 8/2008
April 18, 2008.

Subject: Report concerning compliance by Orbis S.A. with rules of corporate governance contained in the document "Best Practices in Public Companies 2005" during the financial year 2007.

This report has been prepared pursuant to the content of § 29 section 5 of the Stock Exchange By-Laws and Resolution No. 1013/2007 of the Warsaw Stock Exchange Management Board dated December 11, 2007, defining the scope and structure of the report on compliance with the rules of corporate governance by companies listed on the stock exchange.

I. <u>Indication of the corporate governance rules which were not complied with by Orbis S.A., the reasons and circumstances of non-compliance with the rule, and Orbis S.A. plans to eliminate the possible implications of non-compliance with the rule or the measures the company is planning to take in order to reduce the risk of noncompliance with the rule in the future.</u>

Pursuant to the stock exchange regulations imposed upon stock-listed companies in the year 2007, on April 26, 2007, Orbis S.A. submitted its annual report concerning compliance with the rules of corporate governance contained in the document „ Best Practices in Public Companies 2005" (current report no. 07/2007). The said regulations required that stock exchange listed companies should declare which of the rules of corporate governance would not be complied with and explain the reasons for such a decision. In its report, Orbis S.A. has not declared compliance, either fully or partially, with the following rules:

Rule No. 9	(Presence of Management Board and Supervisory Board members and the licensed auditor at the Shareholders' Meeting),
Rule No. 13	(Voting on procedural matters during the Shareholders' Meeting),
Rule No. 14	(Resignation from considering a matter placed on the agenda of a Shareholders' Meeting),
Rule No. 16	(Appeals against resolutions of a Shareholders' Meeting),
Rule No. 19	(Qualifications of a Supervisory Board member),
Rule No. 20	(Independent members of the Supervisory Board),
Rule No. 23	(Conflict of interests of a Supervisory Board member),
Rule No. 24	(Relations between a Supervisory Board member and a shareholder),
Rule No. 26	(Transactions of a Supervisory Board member with the Company and the Company's parent or subsidiary companies),
Rule No. 27	(Remuneration of Supervisory Board members),
Rule No. 28	(Supervisory Board committees),
Rule No. 29	(Agenda of Supervisory Board meetings),
Rule No. 30	(Supervisory Board member appointed by a group of shareholders),
Rule No. 39	(Remuneration of Supervisory Board members),
Rule No. 43	(Powers of the audit committee in the process of selecting a licensed auditor).

The basic reasons for which Orbis S.A. did not declare compliance with the above-mentioned rules involved their incongruity with the Company's internal regulations and its corporate practice, doubts of legal nature concerning content of some of the rules and absence of a required number of independent members of the Supervisory Board. Detailed specification of

the reasons for Orbis S.A. decided not to declare compliance with the rules listed above are available at the Company's website (www.orbis.pl).

No case of breach or infringement of the rules of corporate governance which Orbis S.A. declared to comply with has been reported during the financial year 2007. New set of corporate governance rules came into force as of January 1, 2008, under the title "Code of Best Practices for WSE Listed Companies" along with an amendment to the Stock Exchange By-Laws, laying down duties of stock exchange companies as regards compliance with the rules of corporate governance and disclosure obligations, and at present Orbis S.A. complies with those rules.

II. Description of the procedures of the General Meeting and its main powers and the rights of the shareholders and procedures of their execution.

The above-mentioned issues, relating to the procedures of the Shareholders' Meeting and powers of the shareholders, are regulated by legislative regulations, particularly by the Polish Companies and Partnerships' Code as well as by the Company's Statutes and the By-Laws of the General Meeting of Orbis S.A. Shareholders (Shareholders' Meeting By-Laws). These documents (internal regulations of the Company) are available at the Company's website (www.orbis.pl).

The basic powers of the General Meeting of Orbis S.A. Shareholders include the following matters:

- examination and approval of the Management Board's report on the Company's activities and financial statements for the past financial year,
- granting a vote of approval to members of the Company's governing bodies in respect of performance of their duties,
- amending the Company's Statutes, including alteration of the Company's core business, increase or reduction of the share capital,
- winding-up and liquidation of the Company,
- issue of convertible bonds or bonds with a priority warrant,
- all decisions concerning claims for redress of damages inflicted at the time of founding the Company, management or supervision over its affairs.
- manner of distribution of net profit, including defining the date of acquisition of the right to dividend and the dividend payment date,
- setting-up earmarked funds.

Acquisition or transfer of real property, title to perpetual usufruct or share in a real property shall require a resolution of the General Meeting of Shareholders only if the transaction value exceeds PLN 200 million.

Apart from matters enumerated above, also other matters specified in the Polish Companies and Partnerships' Code or other legislative acts are dealt with by the General Meeting of Shareholders.

The General Meeting of Shareholders may be convened as an Annual General Meeting or an Extraordinary General Meeting. A General Meeting of Shareholders is valid if attended by shareholders representing at least 25% of the Company's share capital. Each Company's share carries one vote at the General Meeting of Shareholders. The Shareholders' Meeting is

convened by the Company's Management Board, which also arranges its agenda. In specific cases, the right to convene the Shareholders' Meeting is also vested in the Supervisory Board or Members of the Supervisory Board elected by the Company's employees. Resolutions of the General Meeting of Shareholders are adopted by a simple majority of votes cast. The abstaining votes are not taken into account for the purpose of calculating the results of the vote. The Shareholders' Meeting is chaired by the Chairman, who is also responsible for monitoring compliance with the By-Laws of the Shareholders' Meeting and the agenda, ensuring a smooth progress of the Shareholders' Meeting and observance of rights and interests of all the shareholders. Apart from shareholders, the Shareholders' Meeting may also be attended by Members of the Company's bodies in particular, representatives of the Polish Financial Supervision Authority (KNF), persons whose participation is indispensable given the scope of matters which is being discussed (advisers, representatives of licensed auditor) as well as representatives of the media. Matters of orderly procedure, concerning amongst others the registration of persons authorized to participate in the Shareholders' Meeting, conduct of the meeting and organization of voting are regulated in detail in the Shareholders' Meeting By-Laws.

The basic rights of the shareholders include:

- material rights: the right to dividend, share subscription right, right to a share in the estate remaining after the Company's liquidation;
- corporate rights: right to participate in the Shareholders' Meeting, the right to vote, right to information, right to challenge resolutions of the Shareholders' Meeting, right to evaluate the performance of members of the Company's governing bodies.

The Company's shares are not preferred in any manner. The Statutes of Orbis S.A. does not envisage any personal preferences nor limitations or restraints upon shareholder rights arising under the applicable legal regulations or upon the manner the shareholders exercise their rights.

III. Personal composition and procedures of the Company's Management Board and the Supervisory Board.

The Company's Management Board:

According to the Statutes, the Management Board of the Company may comprise of 3 to 7 members appointed by the Supervisory Board for a joint tenure of three years. The Management Board headed by the President of the Management Board manages the affairs of the Company. Each member of the Management Board has the right and the duty to manage the affairs of the Company. All matters related to managing the affairs of the Company which have not been reserved for the General Meeting of Shareholders or the Supervisory Board by virtue of the legislative acts or the Statutes fall within the scope of tasks of the Company's Management Board.

The President of the Management Board is also the Chief Executive Officer of the Company Orbis S.A. and performs the task of a general supervision over the Company's activities. The President co-ordinates the implementation of tasks assigned to the remaining members of the Management Board and resolves all disputable matters related to the Company's activities, which have not been reserved for a collegiate decision of the Management Board, the Supervisory Board or the General Meeting of Shareholders.

Matters exceeding the scope of ordinary management of the Company require passing a resolution by the Management Board, unless the Statutes envisage that there is also the need to obtain consent of the Supervisory Board or the Shareholders' Meeting. Resolutions of the Management Board are adopted by a simple majority of votes (the abstaining votes are not taken into account). In the case of an equal division of votes for and against adopting a resolution of the Management Board, the President of the Management Board has a casting vote. Meetings of the Management Board are held at least once a month. The detailed procedure of the Management Board's activities is laid down in the Management Board's By-Laws adopted by the Management Board and approved by the Supervisory Board. The Management Board's By-Laws are available at the Company's website (www.orbis.pl).

As at December 31, 2007, the composition of the Company's Management Board (and the allocation of the main areas of the Company's business to particular Board members) was as follows:

Jean-Philipe Savoye – President of the Management Board, Chief Executive Officer (human resources, marketing and sales, internal audit);

Krzysztof Gerula – First Vice-President of the Management Board (corporate management, investor relations, legal matters);

Ireneusz Węgłowski – Vice-President of the Management Board (development and investments, management of hotel properties, IT);

Yannick Rouvrais – Member of the Management Board (operational management); and

Marcin Szewczykowski – Member of the Management Board (finance).

The Supervisory Board:

The Supervisory Board of the Company is composed of ten (10) members. Members are appointed as follows: three members of the Supervisory Board are elected by the Company's employees, while the remaining members of the Supervisory Board are elected by the General Meeting of Shareholders. According to the Statutes, the Supervisory Board may act if it is composed of fewer than 10 members; however, the Supervisory Board can have no fewer than 8 members. The tenure of Supervisory Board members is joint and equals three years. The Supervisory Board elects the Chairman and the Vice-Chairman of the Supervisory Board from amongst its members as well as the Secretary, if required.

The Supervisory Board holds meetings at least once a quarter. Meetings of the Supervisory Board are convened by the Chairman or the vice-Chairman. Resolutions of the Supervisory Board are adopted by a simple majority of votes (the abstaining votes are not taken into account) in the presence of at least half of its members. In the case of an equal division of votes for and against adopting a resolution of the Supervisory Board, the Chairman of the Board has a casting vote.

The Supervisory Board may also hold meetings and adopt resolutions by way of means of direct communication over distance and adopt resolutions without formally holding the meeting in writing or by means of direct communication over distance. Members of the

Supervisory Board may take part in adopting resolutions of the Supervisory Board by casting their vote in writing via a stand-in member of the Supervisory Board. The Supervisory Board adopts its By-Laws defining the Board's organization and detailed procedures of its operations. The Supervisory Board's By-Laws are available at the Company's website (www.orbis.pl).

The specific powers of the Supervisory Board include granting consent for:

- acquisition or sale of real property, title to perpetual usufruct or share in a real property of a net value in excess of PLN 50 million, as well as executing another transaction of a value in excess of the said amount,
- transfer by the Company of shares or interest in the Company's subsidiaries, irrespective of the value of such shares or interest, transfer by the Company of shares or interest in other companies, where the transaction value exceeds PLN 30 million as well as granting consent for the acquisition or transfer by a Company's subsidiary of shares or interest in other companies, where the transaction value exceeds PLN 30 million,
- all actions affecting the Company's share capital, including issue of shares, options, as well as issue of debt instruments,
- proposals pertaining to distribution of the dividend,
- concluding an agreement with a chartered auditor.

Moreover, the Supervisory Board approves the Company's plans and development strategies prepared by the Management Board as well as its annual budget (including annual plans of hotel modernization), plans relating to employee participation in the Company's profits, including plans relating to issue of options for the Company's shares as well as proposed material amendments to the collective employment agreement binding in the Company as well as major changes in social policy pursued by the Company. The Supervisory Board gives its opinion of Management Board's motions put forward to the General Meeting of Shareholders.

In 2007, two committees with consultative & advisory functions operated within the Supervisory Board. The Orbis S.A. Remunerations Committee and the Audit Committee of the Supervisory Board have fulfilled their consultative & advisory functions versus the Supervisory Board during the period in question and have met during the intervals between the successive meetings of the Supervisory Board.
During the meting on May 31, 2007, the Remunerations Committee prepared recommendations concerning the annual bonus for members of the Company's Management Board for the year 2006 and long-term remunerations policy for Orbis S.A. for years 2007-2010.
Members of the Audit Committee met on March 1, 2007, May 28, 2007 and October 1, 2007, and dealt with an analysis of the internal control system functioning in the Company as well as examination and evaluation of the financial statements of the Company and the Orbis Group for the year 2006 and for the semi-annual period of 2007.

As at December 31, 2007, the composition of the Company's Supervisory Board was as follows:

Claude Moscheni – Chairman of the Supervisory Board,
Jacek Kseń – Vice-Chairman of the Supervisory Board,
Erez Boniel – Member of the Supervisory Board,
Elżbieta Czakiert – Member of the Supervisory Board,

Michael Flaxman – Member of the Supervisory Board,
Artur Gabor - Member of the Supervisory Board,
Christophe Guillemot – Member of the Supervisory Board,
Christian Karaoglanian – Member of the Supervisory Board,
Andrzej Procajło – Member of the Supervisory Board,
Jarosław Szymański – Member of the Supervisory Board.

IV. Description of the basic features of the Company's internal control and risk management systems related to the process of preparing financial statements.

Preparation of stand-alone and consolidated financial statements and interim reports is the task of a special unit within the Company's organizational structure, which is directly supervised by a member of the Management Board in charge of finance. Specific tasks of the said team include review and consolidation of data obtained from the Company's branches and its subsidiaries for the purpose of preparing financial statements, creating reporting formats in line with the applicable legal regulations, identification of discrepancies in the reporting standards and cooperation with external auditors.

The task of risk management and internal control is performed by special organizational units in the Company. These units are subordinate to the President of the Management Board, the First Vice-President and a Member of the Management Board in charge of finance. The basic elements of internal audit and risk management in relation to the process of preparing the financial statements include: permanent review of the work of the team preparing the financial statements, regular and random operating as well as accounting & administrative audits in branches and regional structures of the Company, review of the work of financial auditors, review of implementation of post-control recommendations. Under this system, checks and controls also cover the safety of IT systems and data protection as well as access to data by system users. It allows the Company's Management Board to make an impartial and independent assessment of appropriateness of the process of preparing the financial statements.

Grupa Hotelowa

Warsaw, 2008-04-30.

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SEC
Mail Processing
Section

MAY 14 2008

Washington, DC
101

OSA/AH/ /2008

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69.
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report No.9/2008.
Best regards

Ireneusz Węglowski

Vice-President

Current report no. 9/2008
April 23, 2008

Subject: Content of Supervisory Board's resolution containing the evaluation of the Company's standing.

"Orbis" S.A. with its registered address at 16 Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw XII Commercial Division, National Court Register [KRS], Register of Business Operators 0000022622, share capital of PLN 92,154,016 (paid-up in full), tax identification number NIP 526-025-04-69, in reference to Rule No. III.1.1. of the "Best Practices of WSE Listed Companies" and the information contained in the current report no. 4/2008 referring to the above-mentioned Rule No. III.1.1., hereby publishes – in line with the standard applied so far – the content of Orbis S.A. Supervisory Board resolution concerning the evaluation of Orbis S.A. standing together with an appendix thereto.

Resolution No 24/VII/2008
of the „Orbis" S.A. Supervisory Board
dated April 22, 2008

concerning evaluation of corporate standing of „Orbis" S.A.

Pursuant to § 10 item 4 of „Orbis" S.A. Supervisory Board By-Laws, it is hereby resolved as follows:

§ 1

1. The Supervisory Board of „Orbis" S.A. has evaluated the corporate standing of the Company, particularly as regards its financial standing and development prospects, and submits this evaluation to the Annual General Meeting of Shareholders.

2. The evaluation referred to in item 1 forms an Appendix hereto.

§ 2

The Management Board of „Orbis" S.A. is bound hereby to ensure that all the shareholders have the opportunity to familiarize themselves with the evaluation of the corporate standing of the Company, by way of disclosing this resolution together with the Appendix to the public in a current report and to make this evaluation available along with other documents issued to shareholders not later than 15 days prior to the Annual General Meeting of Shareholders of the Company.

The voting on the Resolution was open.

Number of voting members: 10
Number of votes cast in favor of the Resolution: 10
Number of votes cast against the Resolution: 0
Number of abstaining votes: 0

/-/ handwritten illegible signature
Claude Moscheni
Chairman of the Supervisory Board
„Orbis" S.A.

Appendix to Resolution no. 24/VII/2008
of "Orbis" S.A. Supervisory Board
dated April 22, 2008.

Concise evaluation of the corporate standing of Orbis S.A. for 2007,

presented to the General Meeting of Shareholders.

The Company's corporate standing should be considered as stable with a major growth potential. Improvement of external factors boosting the growth of revenues and performance of enterprises of the tourist and hotel industry, combined with the adopted strategy of the Company as well as undertaken restructuring measures, provide solid foundations for the Company's development.

1. Key results.

Orbis S.A. performance in 2007 confirms good corporate standing of the Company. This is reflected in the growth in the following figures and ratios:

- RevPAR - by 15.6%, accompanied by a rise in the occupancy rate by 2.9 % points,
- Average Daily Rate (ADR) – by 9.3%
- Adjusted EBITDA – by 36.8%,
- Operating profit (adjusted EBIT) – by 77.2%,
- Net profit by 98.6%.

The following ratios improved as well:

- Net Return on Sales /ROS/– by 8.9 % points,
- Return on Equity /ROE/ - by 3.6 % points,
- Return on Assets /ROA/ - by 2.7 % points.

Such performance was attained thanks to activities, including, amongst others:

- Effectual sales-support activities combined with a rise in the share of business clients in the quantity of roomnights sold,
- Restructuring activities resulting in improved productivity,
- Centralized purchases' system.

In 2007, the average employment in the Company declined by 12.5% as compared to the past year, also as a result of closing-down of the Petropol, Arkona, Kosmos, Grand Warszawa and Vera hotels and thanks to employment reduction due to the process of regionalization of financial & accounting, HR & payroll, IT, sales and technical services. The employment per room ratio in hotel branches went down from 0.40 to 0.36.

Payroll & related expenses increased from PLN 188.6 million to PLN 206.9 million, i.e. by 9.7%. The average salary amounts to PLN 3 637 and is by 18.1% higher than in 2006.

Table 1 Income statement of Orbis S.A.

PLN '000	2007	2006	% change
Net sales of products, merchandise and raw materials	637 924	590 011	8,1%
% share in total revenues	**84,8%**	**89,5%**	
Cost of goods sold	(455 409)	(432 863)	5,2%
Selling and marketing costs	(39 873)	(41 339)	-3,5%
Administrative expenses	(104 091)	(99 123)	5,0%
of which:			
-depreciation & amortization	(111 791)	(109 793)	1,8%
- staff costs	(206 877)	(188 552)	9,7%
- outsourced services	(128 889)	(128 021)	0,7%
% share in total costs	**95,1%**	**93,7%**	
Other operating income	114 533	69 128	65,7%
Other operating expenses	(10 854)	(17 887)	-39,3%
Revaluation of non-financial non-current assets	26 092	27 041	-3,5%
Operating profit (loss) - EBIT	**168 322**	**94 968**	**77,2%**
Finance income	51	48	6,3%
Finance costs	(20 250)	(20 601)	-1,7%
Profit (loss) before tax	**148 123**	**74 415**	**99,0%**
Income tax	(22 806)	(11 320)	101,5%
Loss from discontinued operations			
Net profit (loss)	**125 317**	**63 095**	**98,6%**
EBIT margin (EBIT/Revenues)	26,4%	16,1%	10,3pp
EBITDA	**280 113**	**204 761**	**36,8%**
EBITDA margin (EBITDA/Revenues)	43,9%	34,7%	9,2pp

2. Selected results and phenomena that call for monitoring

- The debt to equity ratio in 2007 declined slightly. The Company did not use any new sources of external financing and repaid its liabilities from own funds. It was possible thanks to positive flows from operating activities.
- The interest cover ratio increased by 3.6 % points, therefore, the interest burden upon the business continues to remain at a safe level.
- The current ratio is at a level 0.52 and is slightly lower than in the past year (0.55). It does not pose any risk due to the fact that borrowings comprise by and large a loan from a subsidiary company.
- The debtor collection period was slightly extended from 12.3 days to 14.1 days, which is above all attributable to a growth of turnover as compared to 2006. At the same time, the creditor collection period grew from 38 days to 43.1 day thanks to renegotiation of contracts with suppliers conducted by the purchases department.

3. Implementation of strategy

On June 2007, the Management Board and the Supervisory Board of Orbis S.A. approved the updated strategy for the Orbis Hotel Group for years 2007-2011. The relevant information was published in the Company's current report no. 14/2007.

The following investment tasks were carried out and continued in 2007 as part of strategy implementation:

1) Continuation of the hotel modernization program:

- Continuation of comprehensive rebuilding of the "Grand" Hotel in Warsaw. The modernization program covered the enlargement of the rooms (which means reducing their number), technical innovation and change of their interior design, new arrangement of the hall, the food and beverage section and the technical unit, as well as the adjustment of the hotel to the needs of disabled persons. The finalization of the investment process and the opening the hotel for operation will be speeded up and it will take place at the turn of April and May 2008. At the same time, the decision was made that after the thorough upgrading, the hotel will operate under the Mercure brand.

- Finalization of the first phase on 3 top floors with living area and commencement of the next, second phase of modernization of the "Mercure Hevelius" hotel in Gdansk. The scope of works covers, inter alia, modernization of the remaining rooms, replacement of fire safety installations and adjustment of the entire hotel to the guidelines in the area of safety, TV and internet installations, installation of air-conditioning in rooms, the replacement of the furnishings and fittings. The work under this phase will be finalized in June 2008. Despite a very extensive scope of works, the Hotel has not been closed down. The 3rd phase of the modernization works will cover the arrangement and redevelopment of publicly accessible areas, which will be performed in the period from October 2008 till May 2009.

- At the "Skalny" hotel in Karpacz, 41 rooms were modernized and renovated, while installations, entrance doors, bathroom facilities, furniture and furnishings in the hotel rooms were replaced. The scope of works includes replacement of elevators, TV and telephone installations. As regards the facade, modernization of the main entrance and the roofing, the necessary working documents have been prepared and the 1st phase of works has been completed. The works have been intensified in March 2008 (2nd phase).

- In the case of the remaining hotels, the investment expenditure was spent on modernization to a smaller extent, however, they were required for proper functioning of the hotel, safety and comfort of guests and purchase of fixed assets, including hardware and software.

2) New hotels:

- In January 2007, the Etap Centrum Hotel was opened in Warsaw. The hotel offers 176 rooms.

- The construction of an ETAP hotel in Krakow with 120 rooms is quite advanced. The hotel will probably open to accept first guests in May 2008. Another Etap in Katowice, offering 124 rooms will

be opened for operation in June 2008. The works on the construction of 2 Etaps in Wroclaw have started.

- Intensive preparations for the construction of over a dozen new hotels, e.g. in Gdynia, Kielce, Toruń, Warsaw and Plock are underway. For this purpose, expert evaluations, opinions and technical documentation are being prepared, and steps aimed at obtaining appropriate permits have been taken, etc.
- Additionally, the Company conducts intensive works aimed at purchase of plots to build new hotels and advances hotel development projects based on plots of land already owned by it.

3) Restructuring of the hotel portfolio:

- Implementing the updated strategy of development and modernization of the Orbis Hotel Group for years 2007-2011, in August 2007 the Management Board of Orbis S.A. made a decision to liquidate the following branches: Hotel Arkona in Szczecin, Hotel Petropol in Płock, Hotel Kosmos in Toruń and Hotel Vera in Warsaw. Liquidation was preceded by closing down the operations of the hotels on November 30, 2007. The said hotels will be demolished and replaced with newly built hotels. Moreover, implementing the above-mentioned Strategy, in connection with the progress to the second phase of a comprehensive rebuilding of the hotel, the Management Board made a decision to liquidate the Hotel Grand Branch in Warsaw for economic and technical reasons. The Hotel was closed down on August 31, 2007.
- An agreement concerning the sale of real property and facilities the Grand Hotel in Łódź was executed on December 13, 2007. The Agreement covered the title to perpetual usufruct of land, the ownership title to the building erected thereon and its facilities. Orbis will remain the lessee of the Grand Hotel for a period of two years in order to continue the hotel's business.
- An agreement concerning exchange and surety was executed on December 20, 2007, whereby Orbis S.A. sold the title to perpetual usufruct of plots of land and the ownership title to the building of the Silesia Hotel and acquired the title to perpetual usufruct of an undeveloped plot of land in Kraków. The exchange was effected with a surplus payment being made to Orbis S.A.
- In December 2007 shares in an associated company PH Majewicz and share in the ownership title to an investment real property in the Pod Orłem Hotel were sold.

4. Demand for the services of the Polish hotel market in 2007.

In 2007, 66.2 million arrivals of foreigners were reported (by 1.7% more as compared to 2006), of which the tourist traffic was estimated at approx. 15.0 million arrivals (decline by 4.5% against the year 2006).
The analysis of changes in the incoming traffic throughout the entire 2007 according to country of origin indicates an upward trend. A considerable growth (by over 25%) of arrivals from Portugal, Ireland, Luxembourg, Belgium, Norway, Estonia and Spain was reported. Growth of foreign incoming traffic at the level of 10%-25% was reported in case of Latvia, Switzerland, Italy, Turkey and Denmark; the number of arrivals from Germany

grew by 2.4% while arrivals from other EU 15 Member States increased by 12.0%. The number of tourists visiting Poland from Cyprus, Malta, Greece, the United States and the Netherlands declined.

In 2007, Orbis S.A. hotels reported a 1.6% growth in the number of roomnights sold despite a smaller number of hotels than in 2006. Occupancy equaled 52.5% (by 2.9 percentage point more than in 2006). The Average Daily Rate increased (by 9.3%), and reached a net level of PLN 225.3. RevPAR, i.e. the average Revenue per Available Room equaled PLN 118.4 (growth by 15.6%). These results have been attained thanks to good business trends in the country and a dynamic price policy implemented by hotels.

The share of business customers in the overall number of customers (66.8%) was greater than the share of tourists (33.2%). As regards the nationality mix, the share of Polish guests increased by 2.3% and totaled 41% of all stays. Foreigners accounted for 59% of the guests.

Taking the above facts into account, and considering especially the implementation of the updated Strategy of the Company and safe financial standing, the Supervisory Board favorably evaluates the prospects for the Company's development.

Chairman of the Supervisory Board	Claude Moscheni	*/-/ handwritten illegible signature*
Vice-Chairman of the Supervisory Board	Jacek Kseń	*/-/ handwritten illegible signature*
Member of the Supervisory Board	Michael Flaxman	*/-/ handwritten illegible signature*
	Christophe Guillemot	*/-/ handwritten illegible signature*
	Erez Boniel	*/-/ handwritten illegible signature*
	Artur Gabor	*/-/ handwritten illegible signature*
	Elżbieta Czakiert	*/-/ handwritten illegible signature*
	Jarosław Szymański	*/-/ handwritten illegible signature*
	Andrzej Procajło	*/-/ handwritten illegible signature*
	Christian Karaoglanian	*/-/ handwritten illegible signature*

END